

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Glenn Fogel
Director, Chief Executive Officer and President
Booking Holdings Inc.
800 Connecticut Avenue
Norwalk, CT 06854

> **Re: Booking Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 27, 2019**
> **Response Dated July 23, 2019**
> **File No. 001-36691**

Dear Mr. Fogel:

We have reviewed your July 23, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2018

Summary of Significant Accounting Policies
Segment Reporting, page 83

1. We have reviewed your response to our comment. Please provide additional quantitative information in support of your assertion that the various operating segments or brands have similar economic characteristics. For example, we understand that Adjusted EBITDA is a profitability measure used by the CODM to assess the performance of the brands, thus data regarding historical and estimated future Adjusted EBITDA margin by brand should be provided. Please tell us what other profitability measures are used by the CODM to assess the performance of the brands and provide similar quantitative data with respect to these measures by brand. While we note your point that the "take rate" for your "core online travel company brands" demonstrate similar long-term financial performance, it is unclear whether "take rate" is a measure used by the CODM to assess

operating segment performance. Moreover, we note this metric does not apply to the KAYAK, OpenTable and Rentalcars.com brands/operating segments and you have not provided any quantitative data in support of the economic similarity of these brands to each other or your other core online travel company brands, but rather you have pointed out the relative quantitative immateriality of these brands to consolidated revenues and Adjusted EBITDA. If your position with respect to the aggregation of these brands with your core online travel company brands is their quantitative immateriality, please tell us your consideration of the guidance in ASC 280-10-50-13 and 50-15 with respect to your segment presentation of these brands.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Bill Thompson, Branch Chief, at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products